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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                      COTTON VALLEY RESOURCES CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  221905-10-2
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 15, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 2240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No.  221905-10-2                                              Page 2 of 11
          ---------------

   1.     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

            Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   [   ]
          (b)   [ X ]
          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds (See Instructions)

            OO, WC, AF
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                       [  ]

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization

            California
          ---------------------------------------------------------------------

                       7.     Sole Voting Power
  Number of                   2,870,851
   Shares              --------------------------------------------------------
 Beneficially          8.     Shared Voting Power
  Owned by                    0
    Each               --------------------------------------------------------
  Reporting            9.     Sole Dispositive Power
 Person With                  2,870,851
                       --------------------------------------------------------
                       10.    Shared Dispositive Power
                              0
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,870,851
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                      [ X ]

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)

            13.3%
          ---------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions)

            CO
          ---------------------------------------------------------------------

CUSIP No.  221905-10-2                                              Page 3 of 11
          ---------------

   1.     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

            John M. Liviakis
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   [   ]
          (b)   [ X ]
          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds (See Instructions)

            PF, AF, OO
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                       [  ]

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization

            United States
          ---------------------------------------------------------------------

                       7.     Sole Voting Power
  Number of                   171,000
   Shares              --------------------------------------------------------
 Beneficially          8.     Shared Voting Power
  Owned by                    2,870,851
    Each               --------------------------------------------------------
  Reporting            9.     Sole Dispositive Power
 Person With                  171,000
                       --------------------------------------------------------
                       10.    Shared Dispositive Power
                              2,870,851
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

            3,041,851
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                      [   ]

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)

            14.1%
          ---------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions)

            IN
          ---------------------------------------------------------------------

CUSIP No.  221905-10-2                                              Page 4 of 11
          ---------------

   1.     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).

            Renee A. Liviakis
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   [   ]
          (b)   [ X ]
          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds (See Instructions)

            AF, OO
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)                       [  ]

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization

            United States
          ---------------------------------------------------------------------

                       7.     Sole Voting Power
  Number of                   0
   Shares              --------------------------------------------------------
 Beneficially          8.     Shared Voting Power
  Owned by                    2,870,851
    Each               --------------------------------------------------------
  Reporting            9.     Sole Dispositive Power
 Person With                  0
                       --------------------------------------------------------
                       10.    Shared Dispositive Power
                              2,870,851
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

            2,870,851
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                      [ X ]

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)

            13.3%
          ---------------------------------------------------------------------

  14.     Type of Reporting Person (See Instructions)

            IN
          ---------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this Amended Statement on Schedule 13D relates is common stock (the "Common Stock") issued by Cotton Valley Resources Corporation, an Yukon, Canada corporation (the "Corporation"). The principal offices of the Corporation are located at 6510 Abrams Road, Suite 300, Dallas, Texas 75231.


2.      IDENTITY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML") and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL, respectively. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        Prior to his resignation on March 15, 1999, Robert B. Prag ("RBP") was an executive officer and director of LFC. As such, RBP had filed jointly with LFC, JML and RAL a statement on Schedule 13D with respect to the Corporation's Common Stock. With his resignation, RBP disaffirms any joint actions with LFC, JML and RAL with respect to the Corporation or its Common Stock, and LFC, JML and RAL disaffirm any joint actions with RBP with respect to the Corporation or its Common Stock. Any group status that may have existed with respect to LFC, JML and RAL, on the one hand, and RBP, on the other, in regard to the Corporation's Common Stock terminated upon the resignation of RBP as an executive officer and director of LFC. All further filings by RBP with respect to transactions in the Corporation's Common Stock will be filed, if required, by RBP in his individual capacity.

        During the last five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Consulting Agreement (the "Consulting Agreement") effective as of November 7, 1996 by and between the Corporation and Liviakis Financial Communications, Inc. ("LFC"), the Corporation agreed to issue to LFC an aggregate of 1,490,000 shares of the Corporation's Common Stock ("Common Stock"), all of which were issued to LFC between February 7, 1997 and October 21, 1997.

        The Consulting Agreement also (i) granted LFC the right, which LFC has exercised in its entirety, to purchase 375,000 units ("Units"), each consisting of one share of Common Stock and one stock purchase warrant (a "Unit Warrant"), entitling the holder thereof to acquire one share of Common Stock at an exercise price of One Dollar and Ten Cents Canadian (CDN$1.10) during the period commencing on January 2, 1998 and terminating on November 7, 2001.

        Pursuant to the Consulting Agreement, LFC performed certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation from November 7, 1996 through January 2, 1998. Pursuant to a December 3, 1997 letter from the Corporation to LFC (the "Extension Letter"), the consulting arrangement between the Corporation and LFC was extended through March 31, 1998. Copies of the Consulting Agreement, the form of certificate representing the Unit Warrants, and the Extension Letter are Exhibits "1", "2" and "6", respectively, to this Schedule 13D, as amended.

        LFC has purchased 334,500 shares of Common Stock in open market transactions from January through July, 1997. JML has purchased 171,000 shares of Common Stock in open market transactions from June through August, 1997.

        On June 30, 1997, LFC advanced to the Corporation $579,000 pursuant to a 9% Convertible Secured Promissory Note (the "Note") dated June 24, 1997. Amounts outstanding under the Note were originally due on October 24, 1997, which maturity date the Corporation extended pursuant to the terms of the Note to November 24, 1997. The outstanding principal amount of the Note together with accrued but unpaid interest were convertible by LFC into shares of Common Stock at a conversion price of $1.6667 per share. On or about December 3, 1997, the Corporation repaid $479,000 of the principal amount of the Note and paid all interest accrued on the Note, and LFC converted $100,000 principal amount of the
Note into 60,000 shares of Common Stock. A copy of the Note is Exhibit "4" to
Schedule 13D, as amended.

        In connection with the loan represented by the Note, the Corporation issued to LFC warrants (the "Loan Warrants") expiring April 30, 2002 to purchase 161,351 shares of Common Stock at an exercise price of $2.08 per share. A copy of the certificate representing the form of Loan Warrants is Exhibit "5" to the
Schedule 13D, as amended.

        Pursuant to the Extension Letter, the Corporation on February 28, 1998 issued 75,000 Common Share Purchase Warrants (the "Acquisition Warrants") to LFC as partial consideration for acquisition advice rendered by and through LFC. Previously, the Corporation and LFC had orally amended the Extension Letter to provide that 75% of any Acquisition Warrants issued pursuant to the Extension Letter would be issued to LFC and 25% of such Acquisition Warrants would be issued to RBP. The Acquisition Warrants expire December 31, 2000 and entitle the holder to purchase shares of the Corporation's Common Stock at an exercise price of $3.50 per share. A copy of the certificate representing the form of Acquisition Warrants is Exhibit "7" to the Schedule 13D, as amended.

        This Amended Schedule 13D is being filed to report: 2,259,500 shares of Common Stock owned by LFC, 375,000 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Unit Warrants, 161,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Loan Warrants, 75,000 shares of Common Stock which LFC has the right to acquire within the next sixty days through exercise of the Acquisition Warrants, and 171,000 shares of Common Stock owned by JML.

        Of the 2,259,500 shares of Common Stock owned by LFC, 1,490,000 were received in consideration of services rendered, and 60,000 were received upon conversion of $100,000 principal amount of the Note. LFC acquired 375,000 shares of Common Stock through the purchase of 375,000 Units at a cost of $281,250. LFC also acquired an aggregate of 334,500 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $680,131, or an average of $2.03 per share. The source of funds LFC used in purchasing Units and making open market purchases of 135,000 shares of Common Stock for aggregate consideration of $253,275 was advances by John M. Liviakis to LFC on an open account basis, payable on demand. The source of funds for the balance of the open market purchases, as well as the loan to the Corporation represented by the Note, was LFC's working capital, including working capital acquired through margin loans provided by Everen Securities, Inc. LFC received the Loan Warrants in consideration of making the loan represented by the Note. LFC received the Acquisition Warrants in consideration of services rendered to the Corporation. In the event LFC acquires additional shares of Common Stock through the exercise of Unit Warrants, Loan Warrants or Acquisition Warrants, in open market purchases or otherwise, it would anticipate utilizing its working capital as its source of funds.

         JML acquired an aggregate of 171,000 shares of Common Stock through open market purchases in the over-the-counter market for aggregate consideration of $245,780, or an average of $1.44 per share. The source of funds used by JML in making open market purchases of the 171,000 shares of Common Stock was JML's personal funds. In the event JML acquires additional shares of Common Stock in open market purchases or otherwise, he would anticipate utilizing his personal funds as his source of funds.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 2,259,500 shares of Common Stock owned by LFC and expects to have the sole power to direct the vote or disposition of such of the 611,351 shares of Common Stock which LFC has the right to acquire within the next sixty days through the exercise of Unit Warrants, Loan Warrants and Acquisition Warrants as LFC in fact acquires. Such power is exercised through LFC's directors and officers.

        JML has the sole power to direct the vote or disposition of the 171,000 shares of Common Stock owned by JML.

        The 2,870,851 shares of Common Stock that LFC owns or has the right to acquire within sixty days of the date hereof, and as to which LFC has or would have the sole power to direct the vote or disposition, represent approximately 13.3% of that class of securities. The 171,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.8% of that class of securities. The 3,041,851 shares of Common Stock which LFC and JML in the aggregate own or have the right to acquire within sixty days of the date hereof, and as to which LFC or JML has or would have the sole power to direct the vote or disposition, represent approximately 14.1% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 20,985,570 shares of Common Stock which the Corporation reported in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998 as being outstanding as of December 31, 1998.

        During the past sixty days, LFC, JML and RAL have not engaged in any transactions in Common Stock.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation has issued shares of Common Stock to LFC in consideration for consulting services performed by LFC pursuant to the Consulting Agreement and has issued Acquisition Warrants to LFC in consideration for services performed by or through LFC pursuant to the Extension Letter. The Corporation has also sold Units to LFC pursuant to the Consulting Agreement. In the Consulting Agreement and in the certificates representing the Unit Warrants and the Loan Warrants, the Corporation grants to LFC certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement, the Loan Warrants, the Unit Warrants and the Acquisition Warrants, there are no contracts, arrangements, understandings or relationships between any of the persons named in Item 2 of the Amended Schedule 13D and any other person with respect to any securities of the Corporation.


7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Consulting Agreement, dated effective as of November 7, 1996, by and between the Corporation and LFC.

        Exhibit 2 - Form of Warrant certificate, representing the Unit Warrants.

        Exhibit 3 - Joint Filing Agreement of LFC and RBP pursuant to Rule 13d-1(f).

        Exhibit 4 - Convertible Secured Promissory Note dated June 24, 1997 issued by the Corporation to LFC.

        Exhibit 5 - Certificate for Common Stock Purchase Warrants dated as of June 24, 1997 issued by the Corporation to LFC, representing the Loan Warrants.

        Exhibit 6 - Letter dated December 3, 1997 from the Corporation to LFC.

        Exhibit 7 - Form of Certificate for Common Share Purchase Warrant representing the Acquisition Warrants.

        Exhibit 8 - Joint Filing Agreement among LFC, JML, RBP and RAL pursuant to Rule 13d-1(f).

        Exhibit 9 - Joint Filing Agreement among LFC, JML and RAL pursuant to Rule 13d-1(k)(1).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1999

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By: /s/ John M. Liviakis
                                        -------------------------------------
                                        John M. Liviakis, President


                                           /s/ John M. Liviakis
                                    -----------------------------------------
                                            John M. Liviakis


                                           /s/ Renee A. Liviakis
                                    -----------------------------------------
                                            Renee A. Liviakis


                                            /s/ Robert B. Prag
                                    -----------------------------------------
                                             Robert B. Prag